

June 15, 2010

James C. Granger
Chief Executive Officer
Wireless Ronin Technologies, Inc.
5929 Baker Road, Suite 475
Minnetonka, MN 55345

      Re: **Wireless Ronin Technologies, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 26, 2010
            File No. 001-33169

Dear Mr. Granger:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

      You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, with any questions. If you need further assistance, you may contact me at (202) 551-3735.

                               Sincerely,

                               Barbara C. Jacobs
                               Assistant Director